FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: KONAMI CORPORATION Announces Corrections to the Consolidated Financial Results for the Year Ended March 31, 2014, which was filed with the Tokyo Stock Exchange on May 28, 2014.

EXPLANATORY NOTE: On May 8, 2014, KONAMI CORPORATION (the “Company”) furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Company’s consolidated financial results for the year ended March 31, 2014. The Company is furnishing this Form 6-K in order to amend certain information in “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)” included as part of the foregoing report on Form 6-K, as shown in the news release included as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 28, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

May 28, 2014

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Takuya Kozuki, Representative Director, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Yasuyuki Yamaji, General Manager, Corporate Planning

Tel: +81-3-5771-0222

News Release: KONAMI CORPORATION Announces

Corrections to the Consolidated Financial Results for the Year Ended March 31, 2014

KONAMI CORPORATION (the “Company”) hereby announces the following corrections to “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)”, announced on May 8, 2014. The full amended version of “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)” is included as an attachment at the end of this announcement.

I.	Reason for Corrections

The Company announced “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)” on May 8, 2014. After this announcement, based on discussions with its audit firm*, the Company re-examined the long-term future prospects of its Health & Fitness segment and revised the valuation of intangible assets in this segment. As a result, the Company determined to recognize additional impairment charges of ¥530 million for long-lived assets and other intangible assets, for which impairment charges had already been recognized, as well as new impairment charges of ¥2,031 million for goodwill. This led the Company to announce the corrections set forth below to “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)”.

In addition, as provided in “Notice Regarding Distribution of Retained Earnings” announced today, on May 28, 2014, we are changing the start date of the year-end dividend payment and making amendments to related matters in “Consolidated Financial Results for the Year Ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)”.

Please be informed that there are no changes to the earnings forecast figures released in “Consolidated financial results for the year ended March 31, 2014 (Prepared in Accordance with U.S. GAAP)” on May 8, 2014.

*	Note: Since the Company has securities registered with the U.S. Securities and Exchange Commission and its consolidated financial statements and financial information are prepared in accordance with U.S. GAAP, the Company is subject to audit by KPMG LLP in the U.S, in addition to KPMG AZSA LLC in Japan.

II.	Correction Format

The amounts corrected are underlined.

< Page 1 and 2>

Date of dividend payment:

(Before amendment)

June 6, 2014

(After amendment)

June 13, 2014

(Before amendment)

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Year Ended March 31, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Year ended March 31, 2014	217,595	10,257	11,789	6,206
% change from previous year	(3.7)%	(53.1)%	(46.2)%	(52.9)%
Year ended March 31, 2013	225,995	21,875	21,915	13,174
% change from previous year	(15.0)%	(46.6)%	(45.2)%	(42.8)%

Note:	Comprehensive income attributable to KONAMI CORPORATION

Year ended March 31, 2014:     ¥  7,916 million     a year-on-year decrease of 53.2%

Year ended March 31, 2013:     ¥16,902 million     a year-on-year decrease of 26.0%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)	Return on stockholders’ equity attributable to KONAMI CORPORATION	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2014	44.77	44.77	2.7%	3.7%	4.7%
Year ended March 31, 2013	95.04	95.04	6.0%	6.7%	9.7%

Reference:	Equity in net income of affiliated company

Year ended March 31, 2014:     ¥22 million

Year ended March 31, 2013:     ¥44 million

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share (yen)
March 31, 2014	322,812	228,164	227,505	70.5%	1,641.30
March 31, 2013	322,948	225,999	225,425	69.8%	1,626.23

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2014	9,027	(26,734)	3,448	50,024
Year ended March 31, 2013	10,236	(11,575)	(12,377)	63,669

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00	¥6,930 million	52.6%	3.1%
Year ended March 31, 2014	—	17.00	—	17.00	34.00	¥4,713 million	75.9%	2.1%
Year ending March 31, 2015 -Forecast-	—	8.50	—	8.50	17.00		33.7%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	17.0%	(6.7)%	12.8%

(After amendment)

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Year Ended March 31, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Year ended March 31, 2014	217,595	7,696	9,228	3,834
% change from previous year	(3.7)%	(64.8)%	(57.9)%	(70.9)%
Year ended March 31, 2013	225,995	21,875	21,915	13,174
% change from previous year	(15.0)%	(46.6)%	(45.2)%	(42.8)%

Note:	Comprehensive income attributable to KONAMI CORPORATION

Year ended March 31, 2014:      ¥  5,544 million     a year-on-year decrease of 67.2%

Year ended March 31, 2013:      ¥16,902 million     a year-on-year decrease of 26.0%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)	Return on stockholders’ equity attributable to KONAMI CORPORATION	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2014	27.66	27.66	1.7%	2.9%	3.5%
Year ended March 31, 2013	95.04	95.04	6.0%	6.7%	9.7%

Reference:   Equity in net income of affiliated company

Year ended March 31, 2014:     ¥22 million

Year ended March 31, 2013:     ¥44 million

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share (yen)
March 31, 2014	320,251	225,792	225,133	70.3%	1,624.19
March 31, 2013	322,948	225,999	225,425	69.8%	1,626.23

(3)	Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2014	9,027	(26,734)	3,448	50,024
Year ended March 31, 2013	10,236	(11,575)	(12,377)	63,669

2. Cash Dividends

	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00	¥6,930 million	52.6%	3.1%
Year ended March 31, 2014	—	17.00	—	17.00	34.00	¥4,713 million	122.9%	2.1%
Year ending March 31, 2015 -Forecast-	—	8.50	—	8.50	17.00		33.7%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	55.9%	19.2%	82.6%

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1.	Business Performance

1. Analysis of Business Performance

(1) Business Overview

(Before amendment)

In terms of the consolidated results for the year ended March 31, 2014, net revenues amounted to ¥217,595 million (a year-on-year decrease of 3.7%), operating income was ¥10,257 million (a year-on-year decrease of 53.1%), income before income taxes and equity in net income of affiliated company was ¥11,789 million (a year-on-year decrease of 46.2%), and net income attributable to KONAMI CORPORATION was ¥6,206 million (a year-on-year decrease of 52.9%).

(After amendment)

In terms of the consolidated results for the year ended March 31, 2014, net revenues amounted to ¥217,595 million (a year-on-year decrease of 3.7%), operating income was ¥7,696 million (a year-on-year decrease of 64.8%), income before income taxes and equity in net income of affiliated company was ¥9,228 million (a year-on-year decrease of 57.9%), and net income attributable to KONAMI CORPORATION was ¥3,834 million (a year-on-year decrease of 70.9%).

< Page 12>

1.	Business Performance

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

(Before amendment)

Total Assets:

Total assets amounted to ¥322,812 million as of March 31, 2014, decreasing by ¥136 million compared with March 31, 2013. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable despite increases in property and equipment and inventories.

Total Liabilities:

Total liabilities amounted to ¥94,648 million as of March 31, 2014, decreasing by ¥2,301 million compared with March 31, 2013. This decrease primarily resulted from maturity redemption of bonds and decreases in trade notes and accounts payable and accrued income taxes despite proceeds from new issuance of bonds.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥227,505 million as of March 31, 2014, increasing by ¥2,080 million compared with March 31, 2013. This mainly resulted from an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments.

KONAMI CORPORATION stockholders’ equity ratio was 70.5%, increasing by 0.7 points compared with March 31, 2013.

(After amendment)

Total Assets:

Total assets amounted to ¥320,251 million as of March 31, 2014, decreasing by ¥2,697 million compared with March 31, 2013. This decrease mainly resulted from the recognition of impairment charges including impairment charges for identifiable intangible assets, as well as decreases in cash and cash equivalents and trade notes and accounts receivable despite increases in property and equipment and inventories.

Total Liabilities:

Total liabilities amounted to ¥94,459 million as of March 31, 2014, decreasing by ¥2,490 million compared with March 31, 2013. This decrease primarily resulted from maturity redemption of bonds and decreases in trade notes and accounts payable and accrued income taxes despite proceeds from new issuance of bonds.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥225,133 million as of March 31, 2014, decreasing by ¥292 million compared with March 31, 2013. This mainly resulted from a decrease in Net income attributable to KONAMI CORPORATION compared with March 31, 2013, which was partially offset by an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments.

KONAMI CORPORATION stockholders’ equity ratio was 70.3%, increasing by 0.5 points compared with March 31, 2013.

< Page 14>

1.	Business Performance

2. Consolidated Financial Position

(2) Cash Flows

The trends of cash flow index are as follows:

(Before amendment)

	Year ended March 31, 2013	Year ended March 31, 2014
Equity-assets ratio (%)	69.8	70.5
Equity-assets ratio at fair value (%)	81.3	102.4
Liabilities to cash flow ratio (years)	3.4	4.9
Interest coverage ratio (times)	7.9	7.6

(After amendment)

	Year ended March 31, 2013	Year ended March 31, 2014
Equity-assets ratio (%)	69.8	70.3
Equity-assets ratio at fair value (%)	81.3	103.2
Liabilities to cash flow ratio (years)	3.4	4.9
Interest coverage ratio (times)	7.9	7.6

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4. Consolidated Financial Statements

1.	Consolidated Balance Sheets (Unaudited)

(Before amendment)

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥50,024
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥469 million at March 31, 2014	33,066		29,069
Inventories	26,349		30,229
Deferred income taxes, net	20,749		18,773
Prepaid expenses and other current assets	9,650		11,563

Total current assets	153,483	47.5	139,658	43.3

PROPERTY AND EQUIPMENT, net	62,651	19.4	80,213	24.8

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		518
Investments in affiliate	2,247		2,249
Identifiable intangible assets	42,225		39,809
Goodwill	21,934		21,978
Lease deposits	26,625		26,381
Deferred income taxes, net	1,875		1,913
Other assets	11,468		10,093

Total investments and other assets	106,814	33.1	102,941	31.9

TOTAL ASSETS	¥322,948	100.0	¥322,812	100.0

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥6,458
Current portion of long-term debt	5,000		—
Current portion of capital lease and financing obligations	2,166		2,078
Trade notes and accounts payable	14,443		10,480
Accrued income taxes	4,104		686
Accrued expenses	19,971		17,522
Deferred revenue	5,464		5,693
Other current liabilities	3,683		2,411

Total current liabilities	59,512	18.4	45,328	14.0
LONG-TERM LIABILITIES:
Long-term debt, less current portion	—		15,000
Capital lease and financing obligations, less current portion	22,588		20,487
Accrued pension and severance costs	1,531		1,424
Deferred income taxes, net	4,424		3,241
Other long-term liabilities	8,894		9,168

Total long-term liabilities	37,437	11.6	49,320	15.3

TOTAL LIABILITIES	96,949	30.0	94,648	29.3

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and March 31, 2014	47,399	14.7	47,399	14.7
Additional paid-in capital	74,175	23.0	74,175	23.0
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	114,192	35.4
Accumulated other comprehensive income (loss)	1,009	0.3	2,719	0.8
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,887,679 shares at March 31, 2014	(11,250)	(3.5)	(11,264)	(3.5)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	227,505	70.5

Noncontrolling interest	574	0.2	659	0.2

TOTAL EQUITY	225,999	70.0	228,164	70.7

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥322,812	100.0

(After amendment)

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥50,024
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥469 million at March 31, 2014	33,066		29,069
Inventories	26,349		30,229
Deferred income taxes, net	20,749		18,773
Prepaid expenses and other current assets	9,650		11,563

Total current assets	153,483	47.5	139,658	43.6

PROPERTY AND EQUIPMENT, net	62,651	19.4	80,213	25.1

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		518
Investments in affiliate	2,247		2,249
Identifiable intangible assets	42,225		39,279
Goodwill	21,934		19,947
Lease deposits	26,625		26,381
Deferred income taxes, net	1,875		1,913
Other assets	11,468		10,093

Total investments and other assets	106,814	33.1	100,380	31.3

TOTAL ASSETS	¥322,948	100.0	¥320,251	100.0

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥6,458
Current portion of long-term debt	5,000		—
Current portion of capital lease and financing obligations	2,166		2,078
Trade notes and accounts payable	14,443		10,480
Accrued income taxes	4,104		686
Accrued expenses	19,971		17,522
Deferred revenue	5,464		5,693
Other current liabilities	3,683		2,411

Total current liabilities	59,512	18.4	45,328	14.2
LONG-TERM LIABILITIES:
Long-term debt, less current portion	—		15,000
Capital lease and financing obligations, less current portion	22,588		20,487
Accrued pension and severance costs	1,531		1,424
Deferred income taxes, net	4,424		3,052
Other long-term liabilities	8,894		9,168

Total long-term liabilities	37,437	11.6	49,131	15.3

TOTAL LIABILITIES	96,949	30.0	94,459	29.5

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and March 31, 2014	47,399	14.7	47,399	14.8
Additional paid-in capital	74,175	23.0	74,175	23.2
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	111,820	34.9
Accumulated other comprehensive income (loss)	1,009	0.3	2,719	0.8
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,887,679 shares at March 31, 2014	(11,250)	(3.5)	(11,264)	(3.5)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	225,133	70.3

Noncontrolling interest	574	0.2	659	0.2

TOTAL EQUITY	225,999	70.0	225,792	70.5

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥320,251	100.0

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2.	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

(Before amendment)

Consolidated Statements of Income

	Millions of Yen
	Year ended March 31, 2013		Year ended March 31, 2014
		%		%
NET REVENUES:
Product sales revenue	¥103,928		¥97,649
Service and other revenue	122,067		119,946

Total net revenues	225,995	100.0	217,595	100.0

COSTS AND EXPENSES:
Costs of products sold	64,152		61,352
Costs of services rendered and others	88,661		90,927
Selling, general and administrative	51,307		52,369
Impairment charges	—		2,690

Total costs and expenses	204,120	90.3	207,338	95.3

Operating income	21,875	9.7	10,257	4.7

OTHER INCOME (EXPENSES):
Interest income	182		233
Interest expense	(1,300)		(1,187)
Foreign currency exchange gain (loss), net	1,285		2,560
Other, net	(127)		(74)

Other income (expenses), net	40	0.0	1,532	0.7

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	21,915	9.7	11,789	5.4
INCOME TAXES	8,473	3.8	5,520	2.5
EQUITY IN NET INCOME OF AFFILIATED COMPANY	44	0.0	22	0.0

NET INCOME	13,486	5.9	6,291	2.9
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	312	0.1	85	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,174	5.8	¥6,206	2.9

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Net income	¥13,486	¥6,291

Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,646	1,658
Net unrealized gains on available-for-sale securities	79	50
Pension liability adjustment	3	2

Other comprehensive income	3,728	1,710

Comprehensive income	17,214	8,001

Comprehensive income attributable to the noncontrolling interest	312	85

Comprehensive income attributable to KONAMI CORPORATION	¥16,902	¥7,916

PER SHARE DATA

	Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥95.04	¥44.77
Diluted net income attributable to KONAMI CORPORATION per share	95.04	44.77

Weighted-average common shares outstanding	138,619,128	138,614,929
Diluted weighted-average common shares outstanding	138,619,128	138,614,929

(After amendment)

Consolidated Statements of Income

	Millions of Yen
	Year ended March 31, 2013		Year ended March 31, 2014
		%		%
NET REVENUES:
Product sales revenue	¥103,928		¥97,649
Service and other revenue	122,067		119,946

Total net revenues	225,995	100.0	217,595	100.0

COSTS AND EXPENSES:
Costs of products sold	64,152		61,352
Costs of services rendered and others	88,661		90,927
Selling, general and administrative	51,307		52,369
Impairment charges for goodwill	—		2,031
Impairment charges for long-lived assets and other intangible assets	—		3,220

Total costs and expenses	204,120	90.3	209,899	96.5

Operating income	21,875	9.7	7,696	3.5

OTHER INCOME (EXPENSES):
Interest income	182		233
Interest expense	(1,300)		(1,187)
Foreign currency exchange gain (loss), net	1,285		2,560
Other, net	(127)		(74)

Other income (expenses), net	40	0.0	1,532	0.7

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	21,915	9.7	9,228	4.2
INCOME TAXES	8,473	3.8	5,331	2.4
EQUITY IN NET INCOME OF AFFILIATED COMPANY	44	0.0	22	0.0

NET INCOME	13,486	5.9	3,919	1.8
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	312	0.1	85	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,174	5.8	¥3,834	1.8

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Net income	¥13,486	¥3,919

Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,646	1,658
Net unrealized gains on available-for-sale securities	79	50
Pension liability adjustment	3	2

Other comprehensive income	3,728	1,710

Comprehensive income	17,214	5,629

Comprehensive income attributable to the noncontrolling interest	312	85

Comprehensive income attributable to KONAMI CORPORATION	¥16,902	¥5,544

PER SHARE DATA

	Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥95.04	¥27.66
Diluted net income attributable to KONAMI CORPORATION per share	95.04	27.66

Weighted-average common shares outstanding	138,619,128	138,614,929
Diluted weighted-average common shares outstanding	138,619,128	138,614,929

< Page 23>

3.	Consolidated Statements of Stockholders’ Equity (Unaudited)

(Before amendment)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2013	¥47,399	¥74,175	¥284	¥113,808	¥1,009	¥(11,250)	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION				(5,822)			(5,822)		(5,822)
Purchase of treasury stock						(15)	(15)		(15)
Reissuance of treasury stock		0				1	1		1
Comprehensive income
Net income				6,206			6,206	85	6,291
Other comprehensive income					1,710		1,710		1,710

Total comprehensive income for the year							7,916	85	8,001

Balance at March 31, 2014	¥47,399	¥74,175	¥284	¥114,192	¥2,719	¥(11,264)	¥227,505	¥659	¥228,164

(After amendment)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2013	¥47,399	¥74,175	¥284	¥113,808	¥1,009	¥(11,250)	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION				(5,822)			(5,822)		(5,822)
Purchase of treasury stock						(15)	(15)		(15)
Reissuance of treasury stock		0				1	1		1
Comprehensive income
Net income				3,834			3,834	85	3,919
Other comprehensive income					1,710		1,710		1,710

Total comprehensive income for the year							5,544	85	5,629

Balance at March 31, 2014	¥47,399	¥74,175	¥284	¥111,820	¥2,719	¥(11,264)	¥225,133	¥659	¥225,792

< Page 24>

4.	Consolidated Statements of Cash Flows (Unaudited)

(Before amendment)

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Cash flows from operating activities:
Net income	¥13,486	¥6,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,513	10,407
Provision for doubtful receivables	266	(20)
Impairment charges	—	2,690
Gain or loss on sale or disposal of property and equipment, net	176	101
Equity in net loss (income) of affiliated company	(44)	(22)
Deferred income taxes	(626)	825
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	2,427	4,600
Decrease (increase) in inventories	(5,484)	(4,187)
Decrease (increase) in prepaid expenses	623	(775)
Increase (decrease) in trade notes and accounts payable	(3,066)	(5,111)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,343)	(4,234)
Increase (decrease) in accrued expenses	70	(2,837)
Increase (decrease) in deferred revenue	(386)	(57)
Other, net	(1,376)	1,356

Net cash provided by operating activities	10,236	9,027
(After amendment)
	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Cash flows from operating activities:
Net income	¥13,486	¥3,919
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,513	10,407
Provision for doubtful receivables	266	(20)
Impairment for goodwill	—	2,031
Impairment charges for long-lived assets and other intangible assets	—	3,220
Gain or loss on sale or disposal of property and equipment, net	176	101
Equity in net loss (income) of affiliated company	(44)	(22)
Deferred income taxes	(626)	636
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	2,427	4,600
Decrease (increase) in inventories	(5,484)	(4,187)
Decrease (increase) in prepaid expenses	623	(775)
Increase (decrease) in trade notes and accounts payable	(3,066)	(5,111)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,343)	(4,234)
Increase (decrease) in accrued expenses	70	(2,837)
Increase (decrease) in deferred revenue	(386)	(57)
Other, net	(1,376)	1,356

Net cash provided by operating activities	10,236	9,027

< Page 25>

6.	Segment Information (Unaudited)

(1)	Segment information

(Before amendment)

Year ended March 31, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥103,733	¥76,482	¥31,600	¥5,780	—	¥217,595
Intersegment	602	29	—	8	¥(639)	—

Total	104,335	76,511	31,600	5,788	(639)	217,595
Operating expenses	92,597	77,974	24,279	7,699	4,789	207,338

Operating income (loss)	¥11,738	¥(1,463)	¥7,321	¥(1,911)	¥(5,428)	¥10,257

(After amendment)

Year ended March 31, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥103,733	¥76,482	¥31,600	¥5,780	—	¥217,595
Intersegment	602	29	—	8	¥(639)	—

Total	104,335	76,511	31,600	5,788	(639)	217,595
Operating expenses	92,597	80,535	24,279	7,699	4,789	209,899

Operating income (loss)	¥11,738	¥(4,024)	¥7,321	¥(1,911)	¥(5,428)	¥7,696

< Page 26>

(2)	Geographic information

(Before amendment)

Year ended March 31, 2014	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥155,364	¥41,679	¥14,088	¥6,464	¥217,595	—	¥217,595
Intersegment	12,868	4,121	2,600	795	20,384	¥(20,384)	—

Total	168,232	45,800	16,688	7,259	237,979	(20,384)	217,595
Operating expenses	164,171	39,725	17,009	6,905	227,810	(20,472)	207,338

Operating income (loss)	¥4,061	¥6,075	¥(321)	¥354	¥10,169	¥88	¥10,257

(After amendment)

Year ended March 31, 2014	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥155,364	¥41,679	¥14,088	¥6,464	¥217,595	—	¥217,595
Intersegment	12,868	4,121	2,600	795	20,384	¥(20,384)	—

Total	168,232	45,800	16,688	7,259	237,979	(20,384)	217,595
Operating expenses	166,732	39,725	17,009	6,905	230,371	(20,472)	209,899

Operating income (loss)	¥1,500	¥6,075	¥(321)	¥354	¥7,608	¥88	¥7,696

Consolidated Financial Results

for the Year Ended March 31, 2014

(Prepared in Accordance with U.S. GAAP)

May 8, 2014

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan

Stock code number, TSE:	9766

Ticker symbol, NYSE:	KNM

URL:	http://www.konami.co.jp/en

Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange

Representative:	Takuya Kozuki, Representative Director, President

Contact:	Yasuyuki Yamaji, General Manager, Corporate Planning (Phone: +81-3-5771-0222)

Date of General Shareholders Meeting:	June 27, 2014

Date of dividend payment:	June 13, 2014

Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Year Ended March 31, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Year ended March 31, 2014	217,595	7,696	9,228	3,834
% change from previous year	(3.7)%	(64.8)%	(57.9)%	(70.9)%
Year ended March 31, 2013	225,995	21,875	21,915	13,174
% change from previous year	(15.0)%	(46.6)%	(45.2)%	(42.8)%

Note:	Comprehensive income attributable to KONAMI CORPORATION

Year ended March 31, 2014:     ¥  5,544 million     a year-on-year decrease of 67.2%

Year ended March 31, 2013:     ¥16,902 million     a year-on-year decrease of 26.0%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)	Return on stockholders’ equity attributable to KONAMI CORPORATION	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2014	27.66	27.66	1.7%	2.9%	3.5%
Year ended March 31, 2013	95.04	95.04	6.0%	6.7%	9.7%

Reference:	Equity in net income of affiliated company

Year ended March 31, 2014:     ¥22 million

Year ended March 31, 2013:     ¥44 million

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share (yen)
March 31, 2014	320,251	225,792	225,133	70.3%	1,624.19
March 31, 2013	322,948	225,999	225,425	69.8%	1,626.23

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2014	9,027	(26,734)	3,448	50,024
Year ended March 31, 2013	10,236	(11,575)	(12,377)	63,669

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00	¥6,930 million	52.6%	3.1%
Year ended March 31, 2014	—	17.00	—	17.00	34.00	¥4,713 million	122.9%	2.1%
Year ending March 31, 2015 -Forecast-	—	8.50	—	8.50	17.00		33.7%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	55.9%	19.2%	82.6%

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2)	Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: Yes

Please refer to page 26 for further information regarding amendment of accounting standard.

(3)	Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)

Year ended March 31, 2014	143,500,000 shares
Year ended March 31, 2013	143,500,000 shares

2.	Number of Treasury Stock:

Year ended March 31, 2014	4,887,679 shares
Year ended March 31, 2013	4,881,940 shares

3.	Average number of shares outstanding:

Year ended March 31, 2014	138,614,929 shares
Year ended March 31, 2013	138,619,128 shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2014

(1) Non-consolidated Results of Operations

	(Millions of Yen, except percentages and per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2014	15,995	10,905	12,534	12,170
% change from previous year	(43.8)%	(51.5)%	(47.7)%	(49.1)%
Year ended March 31, 2013	28,469	22,471	23,959	23,900
% change from previous year	55.2%	64.9%	72.7%	77.2%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2014	87.80	—
Year ended March 31, 2013	172.42	—

(2) Non-consolidated Financial Position

	(Millions of Yen, except percentages and per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2014	222,893	199,293	89.4%	1,437.77
March 31, 2013	218,170	192,906	88.4%	1,391.64

Reference:	Total Stockholders’ equity

Year ended March 31, 2014:     ¥199,293 million

Year ended March 31, 2013:     ¥192,906 million

Information Regarding the Audit Review Procedures:

This report is outside the scope of the procedures for audit of consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10 11 and 12 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on May 8, 2014.

1.	Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group showed signs of slow recovery in Japan due to increasing public investments and industrial capital-investment due to the effects of the government’s economic and financial policies and a surge in personal consumption attributable to last-minute demand ahead of the consumption tax hike in Japan in April 2014. In overseas markets, while the growth rate in emerging markets, including China, has slowed down, the European and U.S. economies have recently shown signs of recovery despite continuing concerns about the European sovereign debt crisis.

In the entertainment market, along with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify as new game consoles are being released. Business opportunities in the game industry are increasing and the gaming business is expected to continue to grow. In overseas markets, the development of resources related to tourism will help to spread the casino market internationally, while in Japan, the decision to hold the 2020 Olympic and Paralympic Games in Tokyo has increased expectations that the Japanese government will pass legislation to legalize casinos.

In the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of Konami Group, content for social networks, including DRAGON COLLECTION, continued to enjoy steady sales. Meanwhile, computer and video game titles sold steadily, including in connection with the release of WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014), the latest title in the WORLD SOCCER Winning Eleven series, and METAL GEAR SOLID V: GROUND ZEROES.

In our Health & Fitness segment, based on the concept “you can continue,” we updated our services for Konami Sports Clubs and we introduced a new pricing plan that enables customers to select a pricing plan based on the number of times they use our facilities. We also made it easier for customers to use more than one facility. We intend to promote and spread services supporting the concept “you can continue.”

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be received favorably, mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we launched the latest title in the popular series of pachinko slot machines MAGICAL HALLOWEEN 4 and launched GEKITO!SAIYUKI, which is the first pachinko slot machine to be equipped with customized moving game parts. These machines continued to receive high acclaim.

In terms of the consolidated results for the year ended March 31, 2014, net revenues amounted to ¥217,595 million (a year-on-year decrease of 3.7%), operating income was ¥7,696 million (a year-on-year decrease of 64.8%), income before income taxes and equity in net income of affiliated company was ¥9,228 million (a year-on-year decrease of 57.9%), and net income attributable to KONAMI CORPORATION was ¥3,834 million (a year-on-year decrease of 70.9%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Year ended March 31, 2013	Year ended March 31, 2014	% change
Digital Entertainment	¥116,366	¥104,335	(10.3)
Health & Fitness	79,896	76,511	(4.2)
Gaming & Systems	24,984	31,600	26.5
Pachinko & Pachinko Slot Machines	5,398	5,788	7.2
Eliminations	(649)	(639)	(1.7)

Consolidated net revenues	¥225,995	¥217,595	(3.7)

Digital Entertainment

Content for social networks, including DRAGON COLLECTION, SENGOKU COLLECTION, the Professional Baseball Dream Nine series, the World Soccer Collection series and the CROWS×WORST series continued to enjoy steady sales and contributed to our revenue. The number of registered users of these games has increased steadily due to the development of native applications for smart devices. Star Wars™: Force Collection, which we are distributing in overseas markets, has also benefitted from the development of a native application.

As for computer and video games, we released worldwide the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014) and the latest title in the METAL GEAR series, METAL GEAR SOLID V: GROUND ZEROES. In Japan, we released PROFESSIONAL BASEBALL SPIRITS 2014, which received favorable reviews.

Amusement arcade video games continued to generate solid revenue due to the stable operation of the e-AMUSEMENT Participation system titles including MAH-JONG FIGHT CLUB and music genre games. Sales of arcade machines, including medal arcade games, were also steady. Meanwhile, the total number of cards shipped for use with a kids’ card game machine, Monster Retsuden ORECA BATTLE, has surpassed 50 million in December, 2013, and continued to be extremely popular, especially among elementary school boys. Furthermore, we held a competition to decide the ultimate champions of KONAMI arcade games, the KONAMI Arcade Championship 2013, in which approximately 170,000 players from around the country participated in 20 categories. This contributed to improved content-value.

The Yu-Gi-Oh! TRADING CARD GAME series, which is popular in the global market, continued to perform strongly and contributed to our revenue due to its strong popularity in various parts of the world.

Furthermore, at the KONAMI Nippon Series 2013, the annual championship series in the Nippon Professional Baseball league, which we sponsored and which featured a number of interesting games, we held in-game events for baseball fans linked in real time to the baseball game and events utilizing our baseball-themed content for social networks, computer and video games and amusement arcade video games, including Professional Baseball Dream Nine and JIKKYOU PAWAFURU PUROYAKYU 2013.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2014 in this segment amounted to ¥104,335 million (a year-on-year decrease of 10.3%).

Health & Fitness

In connection with our Konami Sports Clubs business, given the background of growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age, we set a corporate vision, called “Total Health Partner,” with the aim of establishing ourselves as not only the provider of a place to exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens. In addition, we upgraded our services in line with a concept called “So you can continue everything,” which we consider to be an important part of our business plan in this segment.

Responding to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans,” we introduced new pricing plans which enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their pace. These plans also enable customers to easily use more than one facility. In addition to MY Fit Planner, a counseling system offering the most suitable training method and a continuous fitness life plan for each customer, we added the frequency of a customer’s training to the list of counseling items in order to offer training programs which let even light-users easily continue to use our facilities and experience the effects of their training. Moreover, we also began to offer programs, distinct from the training programs in our facilities, that allow customers to train in their homes and began providing nutrition advice in order to help enhance our customers’ overall health. We also plan to enable Konami Sports Club members to reserve a MY Fit Planner counseling session through our website, in order to allow our customers to use this service more conveniently.

Under the supervision of a brain scientist, we also developed the KONAMI METHOD, an exercise system in which we incorporated scientific research regarding continuing exercises and the Konami Group’s accumulated know-how relating to exercises and health promotion. We intend to continue to support each customer in the achievement of his or her personal goals, including by offering flexible plans by providing exercises best suited to each individual’s lifestyle, centered around the theme “you can continue.” Individualized guidance is based on 15 Advice Sheets, which include useful information such as the leading five purposes for each exercise and guidance regarding the recommended number of times to use our facilities.

We introduced new personal programs for customers who need to reduce stress and relax their minds and bodies. As an example, our Partner Stretch plan is designed to promote recovery from physical fatigue and prevent shoulder stiffness by increasing blood circulation and body flexibility. Core Training helps to comfortably build up daily physical strength and strengthens customers’ cores, regardless of age or sex. We also developed the following three low-intensity studio programs in order to help prevent locomotive syndrome, which has attracted much attention in recent years. Step Up uses slow-paced up and down movements to build customers’ physical strength and burn fat. Locomo Fit promotes youthful bodies and mobility by training the entire body, with a special focus on the thigh area. Locomo Core uses core training to improve posture and mobility. These programs were launched with the aim to respond to the various needs of our customers.

In Undo-jyuku, the school programs for children, we changed the name of junior funk, a series of dance lesson programs for children, to Dancing Stars and reworked the concept of the programs with a focus on dancing in order to develop the body and mind. With the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan, we are offering step-up style dance lessons to meet each goal, from beginners to children who would like to develop their skills. We also fully redesigned our dance recitals as Dancing Stars’ Dance Challenge, where children can demonstrate their progress. We intend to continue to support dance and healthy growth for children.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 17 facilities including public sports facilities in Kamakura City, Kanagawa Prefecture and Oita City, Oita Prefecture. We are working to promote the health of residents in local communities through the operation of each public facility

In terms of financial performance, consolidated net revenues for the year ended March 31, 2014 in this segment amounted to ¥76,511 million (a year-on-year decrease of 4.2%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. We expanded our lineup of premium products, which have been met with high expectations from players, by introducing products such as Podium Goliath, which increased the size of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators). We also launched SYNKROS, a new-generation casino management system enhanced with various new functions, which received high acclaim from casino operators.

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

At International Casino Exhibition 2014, the largest trade expo of the Europe casino industry held in London, U.K., we displayed our lineup of new titles, based on the newest platform KP3. This included the first introduction in Europe of the linked progressive machine Dragon’s Victory and of SeleXion, which both attracted a lot of attention. Meanwhile the SYNKROS casino management system has received positive reviews from casino industries in Europe and worldwide given various enhanced functions including True-Time Tournaments, which enables the operation of several synchronized tournaments on the same floor of a casino.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2014 in this segment amounted to ¥31,600 million (a year-on-year increase of 26.5%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we released the new pachinko slot machines, MAGICAL HALLOWEEN 4, the latest title in the MAGICAL HALLOWEEN series, which was received favorably in the market for its original content, and GEKITO!SAIYUKI, which was the first pachinko slot machine equipped with customized moving game parts and installed a new technique Accel.AT. These products received high acclaim by users and continued to perform steadily in the market.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2014 in this segment amounted to ¥5,788 million (a year-on-year increase of 7.2%).

(3) Outlook for the Fiscal Year Ending March 31, 2015

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for content for social networks, the total number of registered users of these content we offer continue to increase steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content especially in the native application market. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more for new global platforms not only for markets in the U.S. and Europe but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will focus our efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing titles. In this way, we intend to enhance local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible. In regards to the METAL GEAR series, which is a leading product of the Konami Group, we intend to develop promotional activities in connection with exhibiting expos including E3 2014, which is to be held in Los Angeles, U.S., in June 2014. In addition, we intend to develop sports games, our main genre, for PlayStation 4 and Xbox One.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing new entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the PASELI e-money service and e-AMUSEMENT Participation, as well as enhancements to and the expansion of various services. With the aim of further improving content-value, we continue to provide products and services with strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION -The Ambition of The Pepper Gang, which begun to be broadcasted on television animation. We expect further market recognition of these titles to increase.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series in connection with a booming market due to beginning the new animated series, a situation that we believe provides us with a favorable opportunity.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. The public has become more aware of the importance of health and fitness as Japan’s population continues to age, and the government continues to take measures to combat lifestyle diseases and also develop new plans for boosting the healthy-prolonged-aging industry as part of a governmental growth strategy. The next-generation of healthcare services council of METI was established and started as part of an integrated approach from national and private organizations in order to proceed practically to develop an innovation base and secure private-sector-service-quality. This shows a growing health consciousness throughout society, and we believe that this background will enable us to continue to operate fitness clubs and develop and market health and fitness equipment while also continuing to promote good health in the future to various lifestyles of potential customers in various age ranges.

Amidst growing demands from various types of customers, we developed new fitness program, Improving Daily Living Activity series, which caters to those users whose goal is preventing the need for nursing care facilities due to reduction in physical strength. The new program, which we began in April 2014, integrated our know-how concerning fitness programs for senior citizens in Konami Sports Clubs including the OyZ exercise school program, which mainly targets those over sixty years old with the goal of preventing the need for nursing care and we have promoted the program at the Outpatient Preventive Long-Term Care facilities of the Yu-Yu Iki-Iki Club operated by FRANCEBED CO., LTD. A thirty-minute program we offer called Smooth Mobility, combines lower limb exercises to maintain and improve basic daily activities including standing and sitting and core exercises to allow smooth movement in applied daily activities including changing clothes and housework. We intend to continue packaged offers and expanding tie-up clients in order to enable various customers to practice such exercise programs.

By leveraging our strengths in the operation of more than 300 large-scale sports facilities in Japan, we intend to continue updating our services as a “Total Health Partner” with our concept “you can continue,” which is one of the most important ideas in achieving health by helping customers to maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner in daily life for all of our customers in every aspect of their health and bodies.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on Podium video slot machines, which have received positive reviews, and slot machines mounted with KP3. We will also continue to aggressively promote sales of the mechanical slot machines Advantage series. Furthermore, we intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements as part of our strategy of profit sharing with operators and adequately respond to the market as well as enhance sales and address the needs of casino operators by expanding our products. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

Furthermore, the large-size multi-station cabinet Titan 360 was produced by leveraging our know-how and accomplishments in the amusement industry accumulated over the years with collaborative efforts bringing together the technology in both our gaming and amusement divisions. Titan 360 was licensed by New Jersey and first began to operate in Atlantic City. This cabinet, with its extremely entertaining features, was highly acclaimed and stood out from competing products. We intend to introduce Titan 360 in other states in the U.S., upon receipt of the relevant licenses.

Meanwhile the SYNKROS casino management system has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

As for Pachinko & Pachinko Slot Machines, though the market is expected to be slump further due to the gradual decrease of outlets and a dip in users due to the consumption tax increase in Japan, we intend to stabilize profitability in the business to boost our market presence by working integrally with production, manufacture and sales.

In regards to the product development, we aim to increase operation ratio by continuing to offer familiar, long-term acceptable and pleasure pachinko and pachinko slot machines. In this production target, we intend to develop products that meet users’ needs in advanced as well as provide value added specific to the Konami Group, utilizing expertise cultivated in the Digital Entertainment business. On the manufacturing side, we continue to improve production lines which enable us to increase production based on market demand by upgrading manufacturing bases. We also intend to address cost reduction and quality control. We intend to develop more stabilized sales bases and maximize our sales volumes with the aim of strengthening our sales structure by deepening our partnerships with sales agents through the sales activities of KPE-TAKASAGO Sales Co., Ltd.

Projected consolidated results for the fiscal year ending March 31, 2015 are as follows: net revenue of ¥220,000 million; operating income of ¥12,000 million; income before income taxes and equity in net income of affiliated company of ¥11,000 million; and net income attributable to KONAMI CORPORATION of ¥7,000 million.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will to continue to elaborate on the disclosure for the quarterly financial results.

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥320,251 million as of March 31, 2014, decreasing by ¥2,697 million compared with March 31, 2013. This decrease mainly resulted from the recognition of impairment charges including impairment charges for identifiable intangible assets, as well as decreases in cash and cash equivalents and trade notes and accounts receivable despite increases in property and equipment and inventories.

Total Liabilities:

Total liabilities amounted to ¥94,459 million as of March 31, 2014, decreasing by ¥2,490 million compared with March 31, 2013. This decrease primarily resulted from maturity redemption of bonds and decreases in trade notes and accounts payable and accrued income taxes despite proceeds from new issuance of bonds.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥225,133 million as of March 31, 2014, decreasing by ¥292 million compared with March 31, 2013. This mainly resulted from a decrease in Net income attributable to KONAMI CORPORATION compared with March 31, 2013, which was partially offset by an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments.

KONAMI CORPORATION stockholders’ equity ratio was 70.3%, increasing by 0.5 points compared with March 31, 2013.

(2) Cash Flows

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014	Change
Net cash provided by operating activities	¥10,236	¥9,027	¥(1,209)

Net cash used in investing activities	(11,575)	(26,734)	(15,159)

Net cash provided by and used in financing activities	(12,377)	3,448	15,825

Effect of exchange rate changes on cash and cash equivalents	934	614	(320)
Net decrease in cash and cash equivalents	(12,782)	(13,645)	(863)

Cash and cash equivalents, end of year	¥63,669	¥50,024	¥(13,645)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2014, amounted to \50,024 million, a decrease of \13,645 million compared to the year ended March 31, 2013, and a year-on-year decrease of 21.4%.

Cash flow summary for each activity for the year ended March 31, 2014 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥9,027 million for the year ended March 31, 2014, a year-on-year decrease of 11.8%. This primarily resulted from decreases in net income, accounts payable and accrued expenses, which offset a decrease in the amount of income tax paid and an increase in proceeds from sales receivables.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥26,734 million for the year ended March 31, 2014, a year-on-year increase of 131.0%. This mainly resulted from an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash provided by financing activities amounted to ¥3,448 million for the year ended March 31, 2014, (used in ¥12,377 million for the year ended March 31, 2013). This primarily resulted from proceeds from new issuance of bonds.

The trends of cash flow index are as follows:

	Year ended March 31, 2013	Year ended March 31, 2014
Equity-assets ratio (%)	69.8	70.3
Equity-assets ratio at fair value (%)	81.3	103.2
Liabilities to cash flow ratio (years)	3.4	4.9
Interest coverage ratio (times)	7.9	7.6

Equity-assets ratio: Total stockholders’ equity / Total assets
Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets
Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
2.	Cash flows from operating activities derive from our consolidated cash flow statement.
3.	Interest-bearing debt covers all liabilities with interest in our consolidated balance sheet.

(3) Basic Policy on the Distribution of Profits

Konami Group believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to emphasize payment of dividends as a target of a consolidated payout ratio of more than 30% and to use retained earnings for investments focused on business fields with good future prospects in order to continually reinforce Konami Group’s growth potential and competitiveness.

The term-end dividends for the consolidated year ended March 31, 2014 will be 17 yen per share as we have announced. As a result, the dividends on an annual basis will be 34 yen per share, including a distributed interim dividend of 17 yen per share.

KONAMI CORPORATION intends to distribute dividends of 17 yen per share for the fiscal year ending March 31, 2015.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a corporate group engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” The Konami Group is comprised of KONAMI CORPORATION (“the Company”) and its 23 consolidated subsidiaries and one equity-method affiliate.

The summary overview of the Company, the consolidated subsidiaries and the equity-method affiliate and the business segment in which they operate are as follows.

The four business segments shown below are based on the same categorization as described below in “6. Segment Information” under “4. Consolidated Financial Statements”.

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd. (Note 2-2) (Note 3)
Konami Manufacturing & Service, Inc. (Note 3)
Other companies
	Overseas	Konami Digital Entertainment, Inc.
Konami Digital Entertainment B.V. (Note 2-1)
Konami Digital Entertainment Limited
Other companies
Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.
Konami Manufacturing & Service, Inc. (Note 3)
Resort Solution Co., Ltd. (Note 4)
Other companies
Gaming & Systems	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd.
Other companies
Pachinko & Pachinko Slot Machines	Domestic	KPE, Inc.
Takasago Electric Industry Co., Ltd.
Other companies

Notes:

1.	Major companies that have operations in more than one business segment are included in each segment in which they operate.
2.	During the year ended March 31, 2014, primary changes in companies are as follows:

1)	Konami Digital Entertainment B.V. merged with Konami Digital Entertainment GmbH in April 2013.

2)	Konami Digital Entertainment Co., Ltd. merged with DIGITAL GOLF Inc. in January 2014.

3.	Konami Digital Entertainment Co., Ltd. merged with Konami Manufacturing & Service, Inc. in April 2014.
4.	Resort Solution Co., Ltd. is an equity-method affiliate.

Business Organization

3. Management Policy

1. Management Policy

We, the Konami Group, are aiming to be a business group that is always highly regarded by all people, by creating and providing them with “Valuable Time.” Furthermore, our basic management policy is to “value shareholders” and to “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen.” We aim for the optimum use of the group’s managerial resources with the following as specific guiding principles for management: to “follow global standards,” “engage in fair competition” and “pursue high profits.”

To “value shareholders,” our basic policy is to emphasize payment of dividends as a target for more than 30% in the consolidated payout ratio and enhance our corporate value to return profits to our shareholders. It is also our policy to focus the investment of retained earnings after dividends in highly promising fields so that we may increase corporate value and enlarge resources for the payment of dividends in the future.

To “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen,” we focus on maintaining sound relationships with shareholders, investors, customers, business partners, employees and society as a whole, as well as carrying out support activities in a wide range of fields including education, sports and culture. In accordance with such basic policies, Konami Group will continue to seek to deliver dreams and excitement to people around the world by creating and providing “Valuable Time.”

2. Profit Appropriation Policy

Konami Group aims to continually enhance profitability through the improvement of operational efficiency. Emphasis is placed on three managerial indexes: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

3. Medium- to Long-term Corporate Strategies and Objectives

Build a powerful organization that can respond to rapid changes in the global economy

While the global economy remains slow resulting from factors including the European sovereign-debt crisis, there were signs of a gradual recovery. There are also concerns regarding the business environment surrounding our businesses – Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines – due to the impact of economic uncertainty. On the other hand, progress has been made in developing a network environment in the business environment in which we operate. In the process, users have begun sharing a variety of information, and communities are starting to emerge, each with distinct tastes.

Konami Group has shifted to a holding company structure so that it may respond appropriately to this rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami Group and the execution of duties for each business segment. This is to enable on-target response to the needs of each market and changes of users as well as promote the agile development of each business. We also intend to promote the competitiveness and the sustainable growth of each group company. We believe that this will allow the Konami Group as a whole to make a leap forward.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, with the spread of smartphones and tablet PCs worldwide and the development of an online environment, we expect to increase size of the population of users who seek new modes of play that emphasize network connectivity. The needs of such users are expected to become increasingly diverse. Given that we expect such diversity and globalization to be sought by users, Konami Group intends to channel appropriate managerial resources to respond in a selective and focused manner.

In the Health & Fitness segment, against the backdrop of higher health consciousness and an increase in people with more leisure time due to the retirement of baby boomers, it is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value-added Konami Sports Clubs that meet the diversifying consumer needs and offer a new lifestyle. We are promoting a new corporate vision, “Total Health Partner,” with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens.

In the Gaming & Systems segment, as for the casino market where Konami Group operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Konami Group, which manufactures and markets slot machines and offers participation agreements and the casino management system that secure stable revenues for Konami Group. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Pachinko & Pachinko Slot Machines segment, Konami Group will strive to increase its market share by providing products leveraging the Group’s extensive entertainment expertise in step with market developments such as changes in how games are played and user preferences.

Konami Group plans to allocate appropriate managerial resources not only to the existing Digital Entertainment, Health & Fitness, Gaming & Systems, and Pachinko & Pachinko Slot Machines but also to new business fields where growth is anticipated in the medium to long-term.

4. Consolidated Financial Statements

1.	Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥50,024
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥469 million at March 31, 2014	33,066		29,069
Inventories	26,349		30,229
Deferred income taxes, net	20,749		18,773
Prepaid expenses and other current assets	9,650		11,563

Total current assets	153,483	47.5	139,658	43.6

PROPERTY AND EQUIPMENT, net	62,651	19.4	80,213	25.1

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		518
Investments in affiliate	2,247		2,249
Identifiable intangible assets	42,225		39,279
Goodwill	21,934		19,947
Lease deposits	26,625		26,381
Deferred income taxes, net	1,875		1,913
Other assets	11,468		10,093

Total investments and other assets	106,814	33.1	100,380	31.3

TOTAL ASSETS	¥322,948	100.0	¥320,251	100.0

	Millions of Yen
	March 31, 2013		March 31, 2014
		%		%

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥6,458
Current portion of long-term debt	5,000		—
Current portion of capital lease and financing obligations	2,166		2,078
Trade notes and accounts payable	14,443		10,480
Accrued income taxes	4,104		686
Accrued expenses	19,971		17,522
Deferred revenue	5,464		5,693
Other current liabilities	3,683		2,411

Total current liabilities	59,512	18.4	45,328	14.2
LONG-TERM LIABILITIES:
Long-term debt, less current portion	—		15,000
Capital lease and financing obligations, less current portion	22,588		20,487
Accrued pension and severance costs	1,531		1,424
Deferred income taxes, net	4,424		3,052
Other long-term liabilities	8,894		9,168

Total long-term liabilities	37,437	11.6	49,131	15.3

TOTAL LIABILITIES	96,949	30.0	94,459	29.5

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and March 31, 2014	47,399	14.7	47,399	14.8
Additional paid-in capital	74,175	23.0	74,175	23.2
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	111,820	34.9
Accumulated other comprehensive income (loss)	1,009	0.3	2,719	0.8
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,887,679 shares at March 31, 2014	(11,250)	(3.5)	(11,264)	(3.5)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	225,133	70.3

Noncontrolling interest	574	0.2	659	0.2

TOTAL EQUITY	225,999	70.0	225,792	70.5

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥320,251	100.0

2.	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Year ended March 31, 2013		Year ended March 31, 2014
		%		%
NET REVENUES:
Product sales revenue	¥103,928		¥97,649
Service and other revenue	122,067		119,946

Total net revenues	225,995	100.0	217,595	100.0

COSTS AND EXPENSES:
Costs of products sold	64,152		61,352
Costs of services rendered and others	88,661		90,927
Selling, general and administrative	51,307		52,369
Impairment charges for goodwill	—		2,031
Impairment charges for long-lived assets and other intangible assets	—		3,220

Total costs and expenses	204,120	90.3	209,899	96.5

Operating income	21,875	9.7	7,696	3.5

OTHER INCOME (EXPENSES):
Interest income	182		233
Interest expense	(1,300)		(1,187)
Foreign currency exchange gain (loss), net	1,285		2,560
Other, net	(127)		(74)

Other income (expenses), net	40	0.0	1,532	0.7

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	21,915	9.7	9,228	4.2
INCOME TAXES	8,473	3.8	5,331	2.4
EQUITY IN NET INCOME OF AFFILIATED COMPANY	44	0.0	22	0.0

NET INCOME	13,486	5.9	3,919	1.8
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	312	0.1	85	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,174	5.8	¥3,834	1.8

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Net income	¥13,486	¥3,919

Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,646	1,658
Net unrealized gains on available-for-sale securities	79	50
Pension liability adjustment	3	2

Other comprehensive income	3,728	1,710

Comprehensive income	17,214	5,629

Comprehensive income attributable to the noncontrolling interest	312	85

Comprehensive income attributable to KONAMI CORPORATION	¥16,902	¥5,544

PER SHARE DATA

	Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥95.04	¥27.66
Diluted net income attributable to KONAMI CORPORATION per share	95.04	27.66

Weighted-average common shares outstanding	138,619,128	138,614,929
Diluted weighted-average common shares outstanding	138,619,128	138,614,929

3.	Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2012	¥47,399	¥74,175	¥284	¥107,565	¥(2,719)	¥(11,246)	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION				(6,931)			(6,931)		(6,931)
Purchase of treasury stock						(6)	(6)		(6)
Reissuance of treasury stock		(0)				2	2		2
Comprehensive income
Net income				13,174			13,174	312	13,486
Other comprehensive income					3,728		3,728		3,728

Total comprehensive income for the year							16,902	312	17,214

Balance at March 31, 2013	¥47,399	¥74,175	¥284	¥113,808	¥1,009	¥(11,250)	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION				(5,822)			(5,822)		(5,822)
Purchase of treasury stock						(15)	(15)		(15)
Reissuance of treasury stock		0				1	1		1
Comprehensive income
Net income				3,834			3,834	85	3,919
Other comprehensive income					1,710		1,710		1,710

Total comprehensive income for the year							5,544	85	5,629

Balance at March 31, 2014	¥47,399	¥74,175	¥284	¥111,820	¥2,719	¥(11,264)	¥225,133	¥659	¥225,792

4.	Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Year ended March 31, 2013	Year ended March 31, 2014
Cash flows from operating activities:
Net income	¥13,486	¥3,919
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,513	10,407
Provision for doubtful receivables	266	(20)
Impairment charges for goodwill	—	2,031
Impairment charges for long-lived assets and other intangible assets	—	3,220
Gain or loss on sale or disposal of property and equipment, net	176	101
Equity in net loss (income) of affiliated company	(44)	(22)
Deferred income taxes	(626)	636
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	2,427	4,600
Decrease (increase) in inventories	(5,484)	(4,187)
Decrease (increase) in prepaid expenses	623	(775)
Increase (decrease) in trade notes and accounts payable	(3,066)	(5,111)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,343)	(4,234)
Increase (decrease) in accrued expenses	70	(2,837)
Increase (decrease) in deferred revenue	(386)	(57)
Other, net	(1,376)	1,356

Net cash provided by operating activities	10,236	9,027

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(9,927)	(26,555)
Decrease (increase) in lease deposits, net	189	204
Decrease (increase) in term deposits, net	(569)	(483)
Acquisition of business	(1,245)	—
Other, net	(23)	100

Net cash used in investing activities	(11,575)	(26,734)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	2,124	1,600
Proceeds from issuance of bonds	—	15,000
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(2,578)	(2,239)
Dividends paid	(6,919)	(5,814)
Other, net	(4)	(99)

Net cash provided by (used in) financing activities	(12,377)	3,448

Effect of exchange rate changes on cash and cash equivalents	934	614
Net decrease in cash and cash equivalents	(12,782)	(13,645)
Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥63,669	¥50,024

5.	Going concern assumption: None

6.	Segment Information (Unaudited)

(1)	Segment information

Year ended March 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥115,750	¥79,866	¥24,984	¥5,395	—	¥225,995
Intersegment	616	30	—	3	¥(649)	—

Total	116,366	79,896	24,984	5,398	(649)	225,995
Operating expenses	95,203	76,882	19,378	6,564	6,093	204,120

Operating income (loss)	¥21,163	¥3,014	¥5,606	¥(1,166)	¥(6,742)	¥21,875

Year ended March 31, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥103,733	¥76,482	¥31,600	¥5,780	—	¥217,595
Intersegment	602	29	—	8	¥(639)	—

Total	104,335	76,511	31,600	5,788	(639)	217,595
Operating expenses	92,597	80,535	24,279	7,699	4,789	209,899

Operating income (loss)	¥11,738	¥(4,024)	¥7,321	¥(1,911)	¥(5,428)	¥7,696

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the casino management systems for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko machines and pachinko slot machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.
	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2)	Geographic information

Year ended March 31, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥171,057	¥36,631	¥12,703	¥5,604	¥225,995	—	¥225,995
Intersegment	12,713	3,097	608	607	17,025	¥(17,025)	—

Total	183,770	39,728	13,311	6,211	243,020	(17,025)	225,995
Operating expenses	165,640	35,650	14,057	5,952	221,299	(17,179)	204,120

Operating income (loss)	¥18,130	¥4,078	¥(746)	¥259	¥21,721	¥154	¥21,875

Year ended March 31, 2014	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥155,364	¥41,679	¥14,088	¥6,464	¥217,595	—	¥217,595
Intersegment	12,868	4,121	2,600	795	20,384	¥(20,384)	—

Total	168,232	45,800	16,688	7,259	237,979	(20,384)	217,595
Operating expenses	166,732	39,725	17,009	6,905	230,371	(20,472)	209,899

Operating income (loss)	¥1,500	¥6,075	¥(321)	¥354	¥7,608	¥88	¥7,696

For the purpose of presenting its operations in geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where we sold products or rendered services, and attributes assets based on where assets are located.

•	Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2014.

•	New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

•	Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for the longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally begun generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in the pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2014 decreased by approximately ¥814 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥505 million and ¥3.64, respectively.

•	Subsequent Events

None